Exhibit (a)(1)(C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

CONSTELLATION PHARMACEUTICALS, INC.

a Delaware corporation

at

$34.00 NET PER SHARE

Pursuant to the Offer to Purchase dated June 16, 2021

by

MORPHOSYS DEVELOPMENT INC.

an indirect wholly owned subsidiary of

MORPHOSYS AG

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON JULY 14, 2021,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 16, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated June 16, 2021 (the “Offer to Purchase”) subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $34.00 per Share (the “Offer Price”), net to the holder in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated June 16, 2021.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on July 14, 2021, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither effectively withdrawn nor lost such rights to appraisal and payment prior to the effective time of the Merger) will be converted into the right to receive consideration equal to the Offer Price, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Computershare Trust Company, N.A. (the “Depository”). Purchaser is not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and the Depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 750-9498

Banks and Brokers may call collect: (212) 750-5833